Exhibit 99.1

Nevada Geothermal Power Inc. Announces

in Consultation with GeothermEx Inc., Two Additional Wells will be Drilled to Fully Utilize the Blue Mountain ‘Faulkner 1’ Geothermal Power Plant

VANCOUVER, B.C. (July 15, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that following completion of NGP’s initial drilling program, GeothermEx Inc. was engaged to model the Blue Mountain geothermal reservoir for its power production potential over the longer term.  Results of preliminary modeling recommend a prudent and sustainable approach to initially operate the ‘Faulkner 1’ geothermal power plant at approximately 70% capacity to improve the balance between fluid extraction and deep injection.  It further recommends that NGP drill two additional deep wells, spaced out to intersect the production zone, north and west of the current well field to allow full production on a sustained basis.  Permitting of the two additonal wells is underway with driling to commence after startup of the power plant.  NGP remains on target for startup of the power plant by the early completion date of October 2009 and expects to be in full production on schedule.

In summary, GeothermEx advises that the Blue Mountain reservoir has the long term capacity to produce over 40 MW net; however, storativity characteristics of the reservoir rocks and the geometry of major faults controlling reservoir fluids is expected to result in interference between the current production wells and potential reservoir pressure drawdown.

The mathematical computer model is a predictive tool and actual reservoir response will have to be determined by well measurements after the power plant is online and producing electricity.

Further funding beyond the earlier announced 5% increase will be required for additional drilling at Blue Mountain. Currently, NGP is working with financial advisors to evaluate a number of options under the US Federal incentive programs including Investment Tax Credits, Cash Grants and Loan Guarantees.

The US Treasury Department has issued applicaton guidance for the cash grant program being provided to eligible renewable energy plants.  The US Treasury will make direct payment covering 30% of eligible costs 60 days after plant commissioning for energy facilities such as ‘Faulkner 1’ when placed in service in 2009 and 2010.  NGP considers that given the newly announced Stimulus Package, it will have access to adequate funding to complete its current construction program including the additional well drilling required to achieve full production.

NGP and Morgan Stanley have mutually terminated the commitment letter to monetize the Production Tax Credits and NGP will instead apply for the 30% Investment Tax Credit/Grant option offered under the American Recovery and Reinvestment Act of 2009.

In addition, NGP will submit proposals under a current Funding Opportunity Announcement for cost sharing grants available for innovative exploration under the American Reinvestment and Recovery Act which could apply to exploration and development at Pumpernickel, Crump Geyser, Blue Mountain Phase II and Black Warrior geothermal projects.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior (all of which are ideally situated in Nevada), and Crump Geyser in Oregon. These properties, which are at different levels of exploration and development, are estimated to have the potential for the generation of over 200 MW.

NGP’s phase 1 development at Blue Mountain; ‘Faulkner 1’ nameplate 49.5 MW gross power project is targeted to be Turning on the Power in October 2009.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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